Exhibit 99.5

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

(Unaudited)

1

ABITIBI ROYALTIES INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

(unaudited)

		As at June 30,	As at December 31,
	Notes	2021	2020
ASSETS
Current
Cash		$14,803,569	$12,998,678
Restricted cash	8	3,961,104	385,415
Royalty receivable	7	450,564	425,180
Other receivables	5	46,794	108,926
Prepaid expenses		-	41,152
Total current assets		19,262,031	13,959,351
Non-current
Exploration and evaluation assets	6	89,201	151,701
Investments	8	31,064,391	49,501,916
TOTAL ASSETS		$50,415,623	$63,612,968

LIABILITIES
Current
Accounts payable and accrued liabilities		$125,611	$727,968
Income taxes payable		58,852	2,464,798
Derivative financial instruments	9	1,566,138	4,243,318
Total current liabilities		1,750,601	7,436,084
Non-current
Deferred tax liabilities	10	998,484	2,693,658
Total Liabilities		2,749,085	10,129,742

EQUITY
Capital stock	11	11,741,001	11,751,929
Retained earnings		35,925,537	41,731,297
Total Equity		47,666,538	53,483,226
TOTAL LIABILITIES AND EQUITY		$50,415,623	$63,612,968

Commitments (note 18)

“Glenn J. Mullan”	“Ian J. Ball”
(signed Glenn J. Mullan)	(signed Ian J. Ball)
Director	Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

2

ABITIBI ROYALTIES INC.

Condensed Interim Consolidated Statements of Net Income (loss) and Comprehensive Income (loss)

(Expressed in Canadian Dollars)

(Unaudited)

		For the three months ended June 30		For the six months ended June 30,
	Notes	2021	2020	2021	2020
Revenues
Royalties	7	$450,564	$93,633	$639,106	$167,918
Dividends		174,925	169,400	355,009	232,565
		625,489	263,033	994,115	400,483
Operating expenses
Salaries and employee benefits	15	247,761	280,876	553,909	590,219
Professional fees	14	210,697	109,032	324,840	238,155
Office expenses		28,802	15,947	59,432	29,821
Royalty interests	7	34,000	37,701	58,800	37,701
Travel and transport		224	-	441	584
Advertising and promotion		-	-	700	-
		521,484	443,556	998,122	896,480
Operating income (loss)		104,005	(180,523)	(4,007)	(495,997)
Other income (expenses)
Change in fair value of investments		489,400	22,413,712	(9,160,304)	8,603,228
Change in fair value of derivatives		736,837	(3,641,315)	4,269,228	3,382,139
Change in fair value of derivatives resulting from foreign exchange		15,549	240,466	48,181	(167,275)
Foreign exchange gain (loss)		(248,420)	(221,240)	(475,155)	2,584,905
Commissions		(28,496)	66,315	(85,415)	(71,929)
Interest expense		(917)	(742)	(2,181)	(1,325)
Interest income		154	1,971	1,360	68,449
		964,107	18,859,167	(5,404,286)	14,398,192
Net income (loss) before income tax		1,068,112	18,678,644	(5,408,293)	13,902,195
Current tax expense (recovery)		(80,817)	(371,701)	712,159	1,965,913
Deferred tax expense (recovery)	10	59,962	2,409,033	(1,695,174)	(299,958)
Income tax expense (recovery)		(20,855)	2,037,332	(983,015)	1,665,955

Net income (loss) and comprehensive income (loss) for the period		$1,088,967	$16,641,312	$(4,425,278)	$12,236,240

Earnings (loss) per share
Basic	13	$0.09	$1.33	$(0.35)	$0.98
Diluted	13	$0.09	$1.33	$(0.35)	$0.98
Weighted average number of common shares outstanding
Basic	13	12,463,909	12,501,616	12,467,991	12,509,192
Diluted	13	12,463,909	12,501,616	12,467,991	12,509,192

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

3

ABITIBI ROYALTIES INC.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Notes	Number of Common shares outstanding	Capital Stock	Retained earnings	Total Equity
Balance as at January 1, 2021		12,474,311	$11,751,929	$41,731,297	$53,483,226
Common shares repurchased and cancelled	11	(11,600)	(10,928)	(258,347)	(269,275)
Dividends paid		-	-	(1,122,135)	(1,122,135)
Net loss and total comprehensive loss for the period		-	-	(4,425,278)	(4,425,278)
Balance as at June 30, 2021		12,462,711	$11,741,001	$35,925,537	$47,666,538

Balance as at January 1, 2020		12,522,411	$11,797,244	$29,779,099	$41,576,343
Common shares repurchased and cancelled	11	(25,700)	(24,212)	(457,203)	(481,415)
Dividends paid		-	-	(844,293)	(844,293)
Net income and total comprehensive income for the period		-	-	12,236,240	12,236,240
Balance as at June 30, 2020		12,496,711	$11,773,032	$40,713,843	$52,486,875

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

4

ABITIBI ROYALTIES INC.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

		For the six months ended June 30,
	Notes	2021	2020
OPERATING ACTIVITIES
Net income (loss) for the period		$(4,425,278)	$12,236,240
Adjustment:
Royalty interests		58,800	-
Change in fair value of investments		9,160,304	(8,603,228)
Change in fair value of derivatives		(4,269,228)	(3,382,139)
Change in fair value of derivatives resulting from foreign exchange		(48,181)	167,275
Deferred tax recovery		(1,695,174)	(299,958)
Foreign exchange loss (gain)		418,492	(93,199)
Changes in working capital items:
Royalty receivable		(25,384)	905,619
Other receivables		37,132	(29,546)
Prepaid expenses		41,152	11,850
Accounts payable and accrued liabilities		(602,357)	(263,412)
Income taxes payable		(2,405,946)	1,965,913
Cash flows from (used by) operating activities		(3,755,668)	2,615,415

INVESTING ACTIVITIES
Proceeds from settlement of derivative financial instruments	8	9,314,033	26,057,132
Payment on settlement of derivative financial instruments	8	-	(23,566,713)
Repurchase of derivative financial instruments		(10,276)	(29,119)
Proceeds from sale of derivative financial instruments		1,650,504	1,426,901
Increase in restricted cash		(3,575,689)	-
Acquisition of royalty interests		(58,800)	-
Proceeds from mining option agreement		25,000	-
Additions to exploration and evaluation assets		-	(71,250)
Proceeds from sale of other investments		31,420	-
Additions to other investments		(5,731)	(12,754)
Cash flows from investing activities		7,370,461	3,804,197

FINANCING ACTIVITIES
Capital stock repurchased and cancelled	11	(269,275)	(481,415)
Dividends paid		(1,122,135)	(844,293)
Cash flows used by financing activities		(1,391,410)	(1,325,708)
Effect of foreign exchange rate changes on cash		(418,492)	93,199
Net increase in cash		1,804,891	5,187,103
Cash, beginning of period		12,998,678	2,457,178
Cash, end of period		$14,803,569	$7,644,281

Cash transactions:
Interest received related to operating activities:		$1,360	$68,449
Dividends received related to investing activities:		392,943	219,969

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

5

ABITIBI ROYALTIES INC.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2021 and 2020

(Unaudited - expressed in Canadian dollars unless otherwise noted)

1) NATURE OF OPERATIONS

Abitibi Royalties Inc. (the “Company”) and its subsidiary are engaged in building a royalty company by acquiring royalties and by exploring, evaluating and optioning/selling its mineral properties and other projects.

The Company was incorporated on February 18, 2010 under the Business Corporations Act of British Columbia. The head office of the Company is located at 152 Chemin de la Mine Ecole, Val-d’Or, Québec, J9P 7B6. The Company’s registered and records office is located at #530 - 355 Burrard Street, Vancouver, B.C. V6C 2G8. The Company also has administrative offices located at 2864 Chemin Sullivan, Val-d’Or, Québec, J9P 0B9.

The Company has a wholly-owned subsidiary, Abitibi Royalties (USA) Inc. (“Abitibi USA”), incorporated in the State of Nevada, USA on August 25, 2020. Abitibi USA’s principal office is located at 241 Ridge Street, Suite 201, Reno, Nevada USA 89501.

The Company is trading on the TSX Venture Exchange under the trading symbol “RZZ” and is designated on the Nasdaq International Designation program under the ticker “ATBYF”.

As at June 30, 2021, Golden Valley Mines and Royalties Ltd. (“Golden Valley”), a controlling shareholder, held a 44.98% (December 31, 2020 - 44.93%) interest in the Company.

2) BASIS OF PRESENTATION

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financing Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), under International Accounting Standard (“IAS”) 34 - Interim Financial Reporting and the basis of the going concern assumption, meaning the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.

These interim financial consolidated statements were prepared using the same accounting policies, methods of computation and basis of presentation as outlined in Note 4 - Summary of Significant Accounting Policies, as described in the Company’s annual audited consolidated financial statements for the year ended December 31, 2020, except for any changes in accounting policies as described in note 3. Interim consolidated financial statements do not include all the notes required in annual consolidated financial statements and, accordingly, should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2020.

Even though the Company holds significant investments in other entities, it does not qualify as an investment entity under IFRS 10 “Consolidated Financial Statements”.

6

ABITIBI ROYALTIES INC.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2021 and 2020

(Unaudited - expressed in Canadian dollars unless otherwise noted)

2) BASIS OF PRESENTATION (continued)

Approval of Financial Statements

These consolidated financial statements were approved for issuance by the Board of Directors on August 19, 2021.

3) RECENT ACCOUNTING PRONOUNCEMENTS

At the date of authorization of these consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that all of the pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of each pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

In May 2020, the IASB issued a package of narrow-scope amendments to three standards (IFRS 3 “Business Combinations”, IAS 16 “Property, Plant and Equipment” and IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”) as well as the IASB’s Annual Improvements to IFRS Standards 2018 - 2020. These amendments to existing IFRS standards are to clarify guidance and wording, or to correct for relatively minor unintended consequences, conflicts or oversights. These amendments are effective for annual periods beginning on or after January 1, 2022. The Company is assessing the potential impact of these narrow-scope amendments.

4) JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been detailed in note 5 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2020.

Uncertainty due to COVID-19

The Company continues to actively monitor the impact of the COVID-19 pandemic, including the impact on economic activity and financial reporting. The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to reduce the spread of COVID-19.

7

ABITIBI ROYALTIES INC.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2021 and 2020

(Unaudited - expressed in Canadian dollars unless otherwise noted)

4) JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Uncertainty due to COVID-19 (continued)

Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to significant uncertainty.

In properties where the Company holds royalty interests, there previously has been temporary operational restrictions due to the ongoing COVID-19 pandemic, including operations being previously placed under care and maintenance and thereafter the resumption of mining activities. In the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company’s valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

5) OTHER RECEIVABLES

	As at June 30, 2021	As at December 31, 2020
Dividend receivable	$32,427	$70,361
Sales taxes recoverable	14,367	13,565
Mining option receivable	-	25,000
	$46,794	$108,926

6) EXPLORATION AND EVALUATION ASSETS

The following table summarizes the carrying values of Exploration and Evaluations Assets by properties as at June 30, 2021 and December 31, 2020:

	As at June 30, 2021	As at December 31, 2020
Hees Property	$75,000	$75,000
Bathurst Property	12,500	75,000
Bullfrog South Property	1,701	1,701
	$89,201	$151,701

8

ABITIBI ROYALTIES INC.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2021 and 2020

(Unaudited - expressed in Canadian dollars unless otherwise noted)

6) EXPLORATION AND EVALUATION ASSETS (continued)

Hees Property

On December 11, 2020, the Company entered into an agreement with two arm’s length parties to acquire the Hees property, a property consisting of 30 claims located in Ontario, for the purchase price of $75,000. Pursuant to the agreement, the Company also granted a 0.5% NSR royalty on the property.

Upper Red Lake (formerly “Bathurst property”) (Ontario)

On November 9, 2020, the Company entered into an agreement with two arm’s length parties to acquire the Upper Red Lake property, a property consisting of seven claims located in Ontario, for the purchase price of $75,000. Pursuant to the agreement, the Company also granted a 0.5% NSR royalty on the property.

On February 4, 2021, Abitibi Royalties signed an option agreement with Xplore Resources Corp. (“Xplore”) on the Upper Red Lake Project. Xplore may earn a 100% interest in the project by issuing to Abitibi Royalties $62,500 of Xplore’s common shares based on the daily volume weighted average (the “VWAP”) price of Xplore’s shares for the 14-day period preceding the date of the execution of the Letter of Intent (“LOI”) and by issuing to Abitibi Royalties $125,000 and $150,000 of Xplore’s common shares based on the VWAP price of Xplore’s shares for the 14-day period preceding the first and secondary anniversary date of the execution of the LOI, respectively. On March 5, 2021, the Company received 1,096,491 common shares of Xplore, with a fair value of $62,500, relating to this mining option agreement.

On Xplore completing its share issuance obligations, Abitibi Royalties will be granted a 1.5% NSR on the Upper Red Lake Project. Xplore has also agreed to complete sufficient exploration work on the property to maintain the project in good standing during the time of the option agreement.

Bullfrog South Project

On September 17, 2020, the Company staked the Bullfrog South Project, located in Nevada’s Bullfrog Gold District.

On December 9, 2020, the Company entered into a mining option agreement with Bullfrog Mines LLC (“Bullfrog”) on the Bullfrog South property. In accordance with the option agreement, in order to acquire a 100% interest in the property, Bullfrog must issue to Abitibi Royalties, over a two-year period, consideration of $175,000 in cash or share in its capital and reimburse the Company for mining claims fees to be paid in 2021. Upon the option being exercised, the Company will retain a 2.0% NSR on the property, Bullfrog has the option to purchase 0.5% of the NSR for $500,000 on or before December 9, 2030. To date, the Company received cash consideration of $25,000 relating to this mining option agreement which was recorded against the carrying value of the exploration and evaluation assets relating to the Bullfrog South property.

9

ABITIBI ROYALTIES INC.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2021 and 2020

(Unaudited - expressed in Canadian dollars unless otherwise noted)

6) EXPLORATION AND EVALUATION ASSETS (continued)

Hammond Reef South property

On June 2, 2020, the Company entered into an agreement with two arm’s length parties to acquire the Hammond Reef property. Pursuant to the agreement, the Company also granted one of the parties a 0.5% NSR royalty on the property.

On August 10, 2020, the Company entered into a mining option agreement with Victory Resources Corporation (“Victory”) on the Hammond Reef South property. In accordance with the option agreement, in order to acquire a 100% interest in the property, Victory must: (i) issue to Abitibi Royalties, over a two-year period, cash consideration of $250,000 and share consideration of 2,750,000 common shares in its capital; and (ii) incur exploration expenditures in an aggregate amount of $550,000 over a three-year period, of which a minimum of $25,000 is to be spent in the first year of the option agreement. Upon the option being exercised, the Company will retain a 2.0% NSR on the property. To date, the Company received cash and share consideration of $25,000 and $72,500, respectively relating to this mining option agreement which were recorded against the carrying value of the exploration and evaluation assets relating to the Hammond Reef property. As of the date of approval of these unaudited interim consolidated financial statements, Victory has not fulfilled its obligations to in order to extend the option agreement.

Exploration and Evaluation Assets by Expenditures

Exploration and Evaluation Assets as at June 30, 2021 and December 31, 2020 are as follows:

Description	As at January 1, 2021	Additions	Credits	As at June 30, 2021
Acquisition and claims maintenance	$241,959	$-	$-	$241,959
Program management and consultants	8,558	-	-	8,558
Option payment received, net	(98,816)	-	(62,500)	(161,316)
	$151,701	$-	$(62,500)	$89,201

Description	As at January 1, 2020	Additions	Credits	As at December 31, 2020
Acquisition and claims maintenance	$-	$241,959	$-	$241,959
Program management and consultants	-	8,558	-	8,558
Option payment received, net	-	-	(98,816)	(98,816)
	$-	$250,517	$(98,816)	$151,701

10

ABITIBI ROYALTIES INC.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2021 and 2020

(Unaudited - expressed in Canadian dollars unless otherwise noted)

7) ROYALTY INTERESTS

Main royalty interests

Malartic CHL 3% Royalty - Malartic, Québec

The area covered by the 3% NSR starts at the eastern edge of the Canadian Malartic Mine main open pit operated by Canadian Malartic GP (50% owned by Agnico Eagle Mines Limited (“Agnico Eagle”) and Yamana Gold Inc. (“Yamana”)). The 3% NSR also covers a number of mineralized zones; the eastern part of the Barnat Extension, the Jeffrey Zone and portions of the East Malartic, Odyssey, Sladen and Sheehan. The various underground zones are known as the Odyssey Project.

For the three and six months ended June 30, 2021, the Company earned royalties in the amount of $450,564 (or US$363,534) and $639,106 (or US$513,468) (for the three and six months ended June 30, 2020 - $93,633 (or US$68,707) and $167,918 (or US$121,068)) from this royalty interest.

Canadian Malartic 2% Royalty - Malartic, Québec

The area covered by the 2% NSR is on a single claim located just to the south of the Canadian Malartic open pit and covers the eastern portion of the Gouldie Zone and the historic Charlie Zone.

Other royalty interests

Authier North Lithium Royalty & Perrigo Royalties

In January and March 2021, the Company acquired a 1% NSR and 15% of any proceeds from a sale or joint venture on the Authier North Lithium property located approximately 40 kilometers north of Malartic, Québec for $24,000 and acquired, in February 2021, a royalty of 1.25% NSR (0.25% can be repurchased for $250,000) on the Perrigo project located in Ontario’s Red Lake district for $8,300.

Malartic South

In May 2020, the Company entered into a series of agreements to acquire a package of royalties south of the Canadian Malartic Mine and also southeast of the Agnico Eagle’s Goldex Mine. The agreements also entitled the Company to 15% of the gross proceeds (cash and shares) should the underlying properties be sold or joint ventured. The projects are owned and operated by Eagle Ridge Mining Inc. (“Eagle Ridge”).

In May 2021, the Company further entered into two agreements with Eagle Ridge whereby the first agreement amends a previous royalty, increasing Abitibi Royalties’ interest in the Malartic South Property from a 2% to 3% NSR on certain claims and the second agreement expands Abitibi Royalties’ NSR to the south with a new 2.5% royalty and 15% of any gross proceeds (cash and shares) should the property be sold or joint ventured. The purchase price paid by the Company totaled $26,500.

11

ABITIBI ROYALTIES INC.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2021 and 2020

(Unaudited - expressed in Canadian dollars unless otherwise noted)

7) ROYALTY INTERESTS (continued)

The Company’s other royalty interest are as follows:

■	Revillard Property 2% Royalty - Malartic, Québec
■	15% Net Profit Interest (“NPI”) in the vicinity of Canadian Malartic Mine - Malartic, Québec
■	Midway Project 1.5% Royalty - Malartic, Québec
■	1.5% Royalty in the Abitibi region, Québec
■	1.0% NSR on the New Alger Project in the Abitibi region, Québec.

8) INVESTMENTS

	As at June 30, 2021		As at December 31, 2020
	Number of shares	Fair value	Number of shares	Fair value
Yamana Gold Inc.	996,795	$5,203,270	2,105,895	$15,309,857
Agnico Eagle Mines Limited	338,197	25,351,247	375,897	33,676,612
		30,554,517		48,986,469
Other investments		509,874		515,447
		$31,064,391		$49,501,916

For the six months ended June 30, 2021, the Company was called to deliver 37,700 common shares of Agnico Eagle at share prices ranging from US$50.00 to US$65.00 per share and received, before commissions, $2,734,388 (or US$2,149,000) and 1,109,100 common shares of Yamana at share prices ranging from US$3.00 to US$5.00 per share and received, before commissions, $6,579,645 (or US$5,171,050) from call options it had sold.

For the six months ended June 30, 2020, the Company was called to deliver 350,800 common shares of Agnico Eagle at share prices ranging from US$43.00 to US$55.00 per share and received, before commissions, $22,892,404 (or US$17,453,800) and 751,800 common shares of Yamana at share prices ranging from US$2.50 to US$3.50 per share and received, before commissions, $3,163,907 (or US$2,412,250) from call options it had sold. In addition, the Company was called to purchase 361,400 common shares of Agnico Eagle at a share price of US$45.00 per share and paid before commissions, $23,566,713 (or US$16,263,000) from put options it had sold.

Restricted cash

Restricted cash represents funds held as collateral on the put option contracts referred to in the Derivative financial instruments below. The funds will become unrestricted once the put option contracts are exercised, repurchased or expired. Restricted cash of $3,961,104 (or US$3,193,151) as at June 30, 2021 (December 31, 2020 - $385,415 (or US$302,405)) relates to funds held as collateral on the outstanding put option contracts of 180,300 shares (December 31, 2020 - 99,300 shares) of Agnico and of 1,695,500 shares (December 31, 2020 - nil shares) of Yamana as at June 30, 2021.

12

ABITIBI ROYALTIES INC.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2021 and 2020

(Unaudited - expressed in Canadian dollars unless otherwise noted)

9) DERIVATIVE FINANCIAL INSTRUMENTS

The total call and put option contracts outstanding as at June 30, 2021 and December 31, 2020 are as follows:

	Expiry date	Number of shares under option	Exercise price range (USD)	As at June 30, 2021
Calls
Yamana	Jul. 16, 2021	140,000	$8.00	$29,498
Yamana	Jan. 21, 2022	642,700	4.50 to 10.00	171,403
Yamana	Jan. 20, 2023	23,100	5.50 to 10.00	19,112
Agnico	Jan. 21, 2022	240,100	60.00 to 100.00	489,123
Agnico	Feb. 18, 2022	10,500	70.00 to 75.00	37,926
Agnico	Jan. 20, 2023	21,500	70.00 to 100.00	132,256
		1,077,900		$879,318
Puts
Yamana	Jul. 16, 2021	1,051,000	$4.00	117,235
Yamana	Oct. 15, 2021	644,500	4.00	303,541
Agnico	Nov 19, 2021	81,000	40.00 to 45.00	155,607
Agnico	Jan 21, 2022	99,300	40.00 to 45.00	110,437
		1,875,800		$1,566,138

	Expiry date	Number of shares under option	Exercise price range (USD)	As at December 30, 2020
Calls
Yamana	January 15, 2021	1,247,000	$3.00 to 7.00	$1,574,731
Yamana	April 16, 2021,	320,000	7.00 to 10.00	52,329
Yamana	July 16, 2021	140,000	8.00	57,039
Yamana	January 21, 2022	367,700	4.50 to 10.00	522,730
Yamana	January 2, 2023	2,100	10.00	3,208
Agnico	January 15, 2021	118,300	50.00 to 85.00	761,259
Agnico	February 19, 2021	82,200	85.00 to 100.00	53,360
Agnico	May 5, 2021	57,400	85.00 to 100.00	83,013
Agnico	January 21, 2022	103,600	60.00 to 100.00	929,767
Agnico	January 20, 2023	8,000	85.00 to 100.00	83,420
Puts
Agnico	February 19, 2021	56,000	$40.00 to 45.00	22,217
Agnico	January 21, 2022	43,300	40.00 to 45.00	100,245
		2,545,600		$4,243,318

13

ABITIBI ROYALTIES INC.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2021 and 2020

(Unaudited - expressed in Canadian dollars unless otherwise noted)

9) DERIVATIVE FINANCIAL INSTRUMENTS (continued)

For the three months ended June 30, 2021, the Company sold 2,315 call contracts (855 calls on Agnico Eagle shares and 1,460 calls on Yamana Gold shares) and sold 17,765 put contracts (810 puts on Agnico Eagle shares and 16,955 on Yamana Gold shares) for total cash proceeds of $716,086 (or US$582,374). In addition, 3,774 call option contracts expired (574 calls on Agnico Eagle shares and 3200 calls on Yamana Gold shares), 15,265 put options expired (810 on Agnico Eagle shares and 14,455 on Yamana Gold shares), and 2,500 put contracts on Yamana Gold shares were repurchased before expiration for $5,123 (or US$4,100).

For the six months ended June 30, 2021, the Company sold 4,565 call contracts (1,605 calls on Agnico Eagle shares and 2,960, calls on Yamana Gold shares) and sold 36,090 put contracts (2,180 puts on Agnico Eagle shares and 33,910 on Yamana Gold shares) for total cash proceeds of $1,650,504 (or US$1,318,041). In addition, 6,801 call option contracts expired (2,202 calls on Agnico Eagle shares and 4,599 calls on Yamana Gold shares), 15,265 put options expired (810 on Agnico Eagle shares and 14,455 on Yamana Gold shares), and 3,060 put contracts (560 on Agnico Eagle shares and 2,500 on Yamana Gold shares) were repurchased before expiration for $10,276 (or US$8,150). Also, 11,468 call contracts were exercised (377 calls on Agnico Eagle shares and 11,091 on Yamana Gold shares) as described in note 8.

For the three months ended June 30, 2020, the Company sold 3,630 call contracts (1,134 calls on Agnico Eagle shares and 2,496 calls on Yamana Gold shares) and sold 810 put contracts on Agnico Eagle shares for total cash proceeds of $830,685 (or US$601,440). In addition, 810 put option contracts on Agnico Eagle shares expired and 2 call contracts on Yamana shares were exercised before expiration.

For the six months ended June 30, 2020, the Company sold 10,703 call contracts (1,307 calls on Agnico Eagle shares and 9,396 calls on Yamana Gold shares) and sold 4,984 put contracts on Agnico Eagle shares for total cash proceeds of $1,426,901 (or US$1,051,105). In addition, 11,087 call option contracts on Yamana shares expired, 2 call contracts on Yamana shares were exercised before expiration and 3,600 call contracts on Yamana shares were repurchased before expiration for $29,119 (or US$22,250).

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ABITIBI ROYALTIES INC.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2021 and 2020

(Unaudited - expressed in Canadian dollars unless otherwise noted)

10) DEFERRED INCOME TAXES

Deferred tax assets (liabilities) and variation of recognized amounts

	As at January 1, 2021	Recognized in profit or loss	As at June 30, 2021
Exploration and evaluation assets	$320,013	$(92,053)	$227,960
Investments	(3,582,196)	2,144,049	(1,438,147)
Share issuance costs	6,286	(2,096)	4,190
Derivative financial instruments	562,239	(354,726)	207,513
	$(2,693,658)	$1,695,174	$(998,484)

	As at January 1, 2020	Recognized in profit or loss	As at December 31, 2020
Exploration and evaluation assets	$687,841	$(367,828)	$320,013
Investments	(6,047,641)	2,465,445	(3,582,196)
Share issuance costs	8,389	(2,103)	6,286
Non-capital losses	915,903	(915,903)	-
Derivative financial instruments	1,189,723	(627,484)	562,239
	$(3,245,785)	$552,127	$(2,693,658)

11) EQUITY

a) Capital stock

The capital stock of the Company consists only of fully paid common shares.

Authorized

■	Unlimited number of common shares, without par value, voting and participating.
■	Unlimited number of preferred shares, without par value, non-participating. The directors will define the rights, privileges, restrictions and conditions of these shares upon issuance.

15

ABITIBI ROYALTIES INC.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2021 and 2020

(Unaudited - expressed in Canadian dollars unless otherwise noted)

11) EQUITY (continued)

Normal Course Issuer Bid

On September 24, 2020, the Company announced it received conditional acceptance to renew its NCIB for another year until October 5, 2021. This new approval allowed the Company to purchase up to 624,145 (representing 5% of the Company’s total issued and outstanding common shares) of its common shares.

For the three months ended June 30, 2021, the Company repurchased and cancelled 4,400 of its common shares at prices varying from $22.53 to $23.00 per share for a total of $99,847.

For the six months ended June 30, 2021, the Company repurchased and cancelled 11,600 of its common shares at prices varying from $21.70 to $25.98 per share for a total of $269,275.

For the three months ended June 30, 2020, the Company repurchased and cancelled 10,000 common shares at prices varying from $15.14 to $22.25 per share for a total of $195,471.

For the six months ended June 30, 2020, the Company repurchased and cancelled 25,700 common shares at prices varying from $15.14 to $22.25 per share for a total of $481,415.

12) REMUNERATION

a) Salaries and employee benefits expense

The Company has implemented an Executive Compensation Policy (the “Policy”) which approved certain amounts being paid and accrued to directors and officers. The Company’s executives receive a salary in accordance with the amounts approved in the Policy and monthly accruals are being recorded to cover the total estimated meeting fee remuneration payable to directors. The directors and executive officers are also entitled to receive incentive stock options. The Company does not offer any other benefits or perquisites to its directors and executive officers. Refer below for non-renewal of the stock option plan.

The Chairman of the Board, the President and CEO, and the Chief Financial Officer of the Company are subject to Executive Employment Agreements (“Employment Agreements”) which define their current remuneration and benefits. The Employment Agreements also provide for market standard payments on termination of employment without cause or following a change of control which could amount up to twice base salary and bonus, continuation of benefits and certain vesting acceleration clauses on restricted shares units and options.

16

ABITIBI ROYALTIES INC.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2021 and 2020

(Unaudited - expressed in Canadian dollars unless otherwise noted)

12) REMUNERATION (continued)

b) Share-based payments

Stock option plan

The Company has adopted a 20% fixed option plan (the “Plan”) in 2013. Pursuant to the Plan, options, for an aggregate total of 1,740,200 common shares, (representing 20% of the issued number of common shares \ outstanding at the time) may be granted to its directors, officers, employees, consultants or management companies from time to time. The exercise price of each option is fixed by the Board of Directors, but would not be less than the closing price of the Company’s share on the trading day immediately prior to the date of grant less any discount permitted by the TSX Venture Exchange (the “Exchange”); if no sales were reported, it would be the sales closing price on the last trading day immediately prior to the date of grant on which sales were reported. The vesting period of the options would be determined by the Board of Directors, in accordance with the rules and regulations of the Exchange.

The Company has not renewed its stock option plan and has not granted stock options under the current plan since 2014. There are no stock options available under the plan eligible for grant.

13) EARNINGS (LOSS) PER SHARE

Earnings (loss) per share has been calculated using the weighted average number of common shares outstanding for the three and six months ended June 30, 2021 and 2020 as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Net income (loss) for the period attributable to shareholders	$1,088,967	$16,641,312	$(4,425,278)	$12,236,240
Weighted average number of common shares outstanding – Basic	12,463,909	12,501,616	12,467,991	12,509,192
Dilutive effect of stock options	-	-	-	-
Weighted average number of common shares outstanding - Diluted	12,463,909	12,501,616	12,467,991	12,509,192
Basic earnings (loss) per share	$0.09	$1.33	$(0.35)	$0.98
Diluted earnings (loss) per share	$0.09	$1.33	$(0.35)	$0.98

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ABITIBI ROYALTIES INC.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2021 and 2020

(Unaudited - expressed in Canadian dollars unless otherwise noted)

14) PROFESSIONAL FEES

The following table shows professional fees for the three and six months ended June 30, 2021 and 2020:

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Exchange, regulatory and transfer agent fees	$81,956	$15,467	$127,807	$73,189
Media relations and other consultants	44,574	29,624	93,773	71,178
Professional fees	84,167	63,941	103,260	93,788
	$210,697	$109,032	$324,840	$238,155

15) RELATED PARTY TRANSACTIONS

a) Transactions with the major shareholder

Starting on July 1, 2020, the Company entered into a Cost Sharing Arrangement (the “Sharing Arrangement “) with Golden Valley, pursuant to which Golden Valley will provide certain management and financial services such as office space and administrative support relating to the exploration offices located at 2864 Chemin Sullivan, Val-d’Or, Québec, J9P 0B9, in consideration of $21,404 per year (the “reimbursement”), payable on a monthly basis. The Sharing Arrangement provides for the reimbursement to be reviewed on an annual basis. For the three and six months ended June 30, 2021, the Company reimbursed Golden Valley the amount of $4,354 and $8,708 (for the three and six months ended June 30, 2020 - $nil) relating to this arrangement.

For the three and six months ended June 30, 2021, Golden Valley recharged office expenses to the Company for a total amount of $7,891 and $15,588 (for the three and six months ended June 30, 2020 - $5,278 and $10,495), respectively

For efficiency reasons, where the Company and Golden Valley are dealing with the same suppliers one may pay for both and be reimbursed by the other. As at June 30, 2021, the Company had indebtedness of $5,930 (December 31, 2020 - $10,956) to Golden Valley, which is included in accounts payable and accrued liabilities.

18

ABITIBI ROYALTIES INC.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2021 and 2020

(Unaudited - expressed in Canadian dollars unless otherwise noted)

15) RELATED PARTY TRANSACTIONS (continued)

b) Transactions with key management

Key management personnel of the Company are the members of the Board of directors, as well as the President and Chief Executive Officer and the Chief Financial Officer. For the three and six months ended June 30, 2021 and 2020, the compensation paid to key management is presented below:

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Salaries and benefits	$211,102	$211,408	$424,062	$419,365
Meeting fees	42,500	37,500	85,000	75,000
Payroll levies	8,314	16,862	46,397	55,583
	$261,916	$265,770	$555,459	$549,948

■	The President and Chief Executive Officer is using his Toronto, Ontario property as an office for the Company and is being reimbursed the expenses (rent and municipal taxes) related to the property. For the three and six months ended June 30, 2021, the Company has paid $1,660 and $3,320 (for the three and six months ended June 30, 2020 - $1,660 and $3,320) for the Toronto, Ontario office.

16) CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company’s objectives in managing capital are to safeguard its ability to continue its operations, to increase the value of the assets of the business and to provide an adequate return to owners. These objectives will be achieved by identifying and acquiring the right potential royalty rights. The Company’s capital is composed of its shareholders’ equity. There were no changes in the Company’s capital management approach for 2021.

The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares or repurchase shares under its Normal Course Issuer Bid to improve its financial performance and flexibility. The Company monitors capital on the basis of the carrying amount of equity. Capital for reporting period under review is summarized in the consolidated Statement of Changes in Equity. The Company is not subject to any externally imposed capital requirements.

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ABITIBI ROYALTIES INC.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2021 and 2020

(Unaudited - expressed in Canadian dollars unless otherwise noted)

17) FINANCIAL INSTRUMENTS

Fair value

Financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of the significant inputs to the measurement, as follows:

■	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
■	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,
■	level 3: unobservable inputs for the assets or liabilities.

The fair value of the investments and the derivative financial instruments have been estimated by reference to their quoted prices at the reporting date. The investments and the derivative financial instruments measured at fair value in the statements of financial position as at June 30, 2021 and December 31, 2020 are classified in Level 1. The carrying amounts and fair value of financial instruments presented in the statements of financial position are as follows:

	June 30, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Financial assets at amortized costs
Cash	$14,803,569	$14,803,569	$12,998,678	$12,998,678
Restricted cash	3,961,104	3,961,104	385,415	385,415
Royalty receivable	450,564	450,564	425,180	425,180
Other receivables	32,427	32,427	95,361	95,361
Financial assets at fair value through profit and loss
Investments (level 1)	31,064,391	31,064,391	49,501,916	49,501,916
	$50,312,055	$50,312,055	$63,406,550	$63,406,550
Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities	$125,611	125,611	$727,968	727,968
Financial liabilities measured at fair value through profit and loss
Derivatives financial instruments (level 1)	1,566,138	1,566,138	4,243,318	4,243,318
	$1,691,749	$1,691,749	$4,971,286	$4,971,286

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ABITIBI ROYALTIES INC.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2021 and 2020

(Unaudited - expressed in Canadian dollars unless otherwise noted)

17) FINANCIAL INSTRUMENTS (continued)

Fair value (continued)

The carrying value of cash, restricted cash, royalty and other receivables and accounts payable and accrued liabilities (excluding payables related to salaries and employee benefits) is considered to be a reasonable expectation of fair value because of the short-term maturity of these instruments.

Financial risk

The Company is exposed to various financial risks in relation to its financial instruments. The main type of risks the Company is exposed to are market risk, credit risk and liquidity risk. The Company focuses on actively securing short to medium-term cash flow by minimizing the exposure to financial markets. The Company’s main financial risk exposure and its financial risk management policies are as follows:

a) Credit risk

As at June 30, 2021 and December 31, 2020, the Company’s maximum exposure to credit risk is limited to the carrying amount of the financial assets at the reporting date as summarized below:

	As at June 30, 2021	As at December 31, 2020
Cash	$14,803,569	$12,998,678
Restricted cash	3,961,104	385,415
Royalty receivable	450,564	425,180
Other receivables	32,427	95,361
	$19,247,664	$13,904,634

The risk related to cash and restricted cash is considered negligible as the Company is dealing with a reputable financial institution whose credit rating is excellent. The Company’s management considers that the above financial assets are of good credit quality. The credit risk exposure for the Company’s royalty, dividends and other receivables is considered minimal as these receivables have since been received subsequent to reporting-end.

21

ABITIBI ROYALTIES INC.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2021 and 2020

(Unaudited - expressed in Canadian dollars unless otherwise noted)

17) FINANCIAL INSTRUMENTS (continued)

b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has potential financing sources. The Company establishes budget and cash estimates to ensure it has the necessary funds to fulfil its obligations.

The following table presents contractual maturities of the Company’s financial liabilities:

	As at June 30, 2021	As at December 31, 2020
Within three months
Accounts payable and accrued liabilities	$125,611	$727,968
Derivative financial instruments	146,733	2,411,567
	$272,344	$3,139,535
Three to twelve months
Derivative financial instruments	$1,268,037	$192,381
	$1,268,037	$192,381
Beyond twelve months
Derivative financial instruments	$151,368	$1,639,370
	$151,368	$1,639,370

c) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to the following two types of market risk: foreign currency risk and other price risk:

Foreign currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Most of the Company’s transactions are carried out in Canadian dollars. Currency risk arises from the Company’s cash, dividends and royalty revenues in foreign currency, which are primarily denominated in U.S. dollars. The Company does not enter into arrangements to hedge its foreign exchange risk.

22

ABITIBI ROYALTIES INC.

Notes to the Condensed Interim Consolidated Financial Statements

June 30, 2021 and 2020

(Unaudited - expressed in Canadian dollars unless otherwise noted)

17) FINANCIAL INSTRUMENTS (continued)

Foreign currency risk (continued)

Foreign currency denominated financial assets and liabilities in U.S. dollars, and which expose the Company to the currency risk are as follows:

	As at June 30, 2021	As at December 31, 2020
Cash	$10,397,074	$7,125,721
Restricted cash	3,193,151	302,405
Royalty receivable	363,534	333,946
Dividend receivable	25,137	54,251
Accounts payable and accrued liabilities	(27,110)	(3,040)
Derivative financial instruments	(1,263,625)	(3,332,798)
	$12,688,161	$4,480,485

A +/- 1% change in the Canadian /U.S. exchange rate would have had an impact of +/- $157,257 as at June 30, 2021 ($57,046 at December 31, 2020) on profit or loss of the period and equity.

Other price risk sensitivity

The Company is exposed to fluctuations in the market prices of its investments in quoted mining exploration companies and its derivative financial instruments. The fair value of those instruments represents the maximum exposure to price risk. If the quoted price for the investments and the derivative financial instruments had changed by +/- 1%, other comprehensive income would have changed by +/- $294,983 as at June 30, 2021 ($452,586 as at December 31, 2020).

18) COMMITMENTS

The Company has entered into agreements with officers that include termination and change of control clauses. In the case of termination, the officers are entitled to an amount equal to a multiple (ranging from one to two times) the annual base fee payable. In the case of a change of control, the officers are entitled to an amount equal to a multiple (ranging from one to two times) the sum of the annual base fee. As at June 30, 2021, total possible future payments relating to the officers’ base fees under these agreements amount to $1,545,000.

23